FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

REPSOL

Peru Field Trip September 2010

Camisea

Mario De La Hoz

Manager, Non-Operated Assets

Peru E&P BU

PERU FIELD TRIP 2010

PERU FIELD TRIP 2010

Disclaimer

REPSOL

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Location

REPSOL

ECUADOR

COLOMBIA

39

Iquitos

Talara

109

Bayovar

103

Pucallpa

Trujillo

La Pampilla

Refinery

57

56

88

Lima

Malvinas

76

PERU LNG

Cuzco

Pisco

TGP Pipeline

LEGEND

Operated blocks

Non-operated blocks

TGP Pipelines

PERU LNG Pipeline

CHILE

Mipaya

Block 56

Pagoreni

San Martin

Block 88

Cashiriari

Block 58

CUSCO

• Blocks 56 & 88

• Location: La Convencion, province of Cusco, 431 km east of Lima.

• Fields :

B88:San Martin & Cashiriari

B56:Pagoreni

PERU FIELD TRIP 2010

Location

REPSOL

PAGORENI B

0 Km 5

N

Block 56

PAGORENI A

Block 88

Rio Camisea

SAN MARTIN 1

Block 58

SAN MARTIN 3

Rio Urubamba

MALVINAS PLANT

Rio Camisea

Rio Cashiriari

CASHIRIARI 2

CASHIRIARI 1

CASHIRIARI 3

LEGEND

Block division line

Flowlines (wet gas)

Production well

Exploratory well

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Consortium structure

REPSOL

It is the same structure for both blocks

Block 56

Block 88

PLUSPETROL

27.2%

SK

17.6%

SONATRACH

10.0%

REPSOL

10.0%

TECPETROL

10.0%

HUNT OIL

25.2%

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Camisea’s main milestones

REPSOL

2010 PERU LNG first cargo

2009 Cashiriari’s production

2008 Pagoreni’s production

2005 Repsol acquires 10%

2004 San Martín’s first gas

2000 Camisea Consortium wins tender

1984 Economic assessment of Camisea by Shell

1981 Shell signs exploration contract

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Camisea’s fields development

REPSOL

Activity

San Martin (2004)

700 MUS$ Aprox.

Seismic

Drilling

Flowlines

Malvinas Plant

Pisco

fractionation & topping plant

8 wells

2 well pads

35 Km

12.5 Mm3/d

50 Kbopd

PERU FIELD TRIP 2010

Camisea’s fields development

REPSOL

Activity

San Martin (2004)

Pagoreni (2008)

700 MUS$ Aprox.

900 MUS$ Aprox.

363 km2 - 3D

Seismic

33 km - 2D

Drilling

8 wells

6 wells

2 well pads

2 well pads

Flowlines

35 Km

25 Km

Malvinas Plant

12.5 Mm3/d

20.4 Mm3/d

Pisco

50 Kbopd

35 Kbopd

fractionation

& topping plant

PERU FIELD TRIP 2010

Camisea’s fields development

REPSOL

Activity

San Martin (2004)

Pagoreni (2008)

Cashiriari (2010)

700 MUS$ Aprox.

900 MUS$ Aprox.

700 MUS$ estimated

363 km2 - 3D

Reprocessing

Seismic

33 Km - 2D

Seismic 3D & 2D

Drilling

8 wells

6 wells

8 wells

2 well pads

2 well pads

2 well pads

Flowlines

35 Km

25 Km

46 Km

Malvinas Plant

12.5 Mm3/d

20.4 Mm3/d

F5D (8.8 Mm3/d )

Pisco

50 Kbopd

35 Kbopd

fractionation

& topping plant

PERU FIELD TRIP 2010

Camisea’s fields development

REPSOL

New Cryogenic trains (3&4)

New BOP Compressors

New Generators

New stabilization units

Expansion of Control room

New compressors (3&4)

New Hot oil heaters

New fire water tank

New coolers

Spills pond

New LGN

booster pumps

NGL new sphere

Flare expansion

PERU FIELD TRIP 2010

Camisea’s development

REPSOL

PERU FIELD TRIP 2010

Camisea’s fields development

REPSOL

Propane tanks

Butane tanks

Diesel tanks

NGL sphere

Naphta tanks

Refrigeration Unit

VRU

Topping plant

Condensate tank

Fractionation train

Primary storage tank

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Exploration plan

REPSOL

Mipaya

Pagoreni

Saniri

San Martin

Kimaro

Pagoreni

West

Cashiriari

San Martin east

Producing fields

To be drilled 2011 on

Armihuari

-2300

-2800

-2800

-2800

-2800

-2300

-2800

-3300

-2800

-2250

-2000

-2500

-2800

-3300

-2800

-1750

-800

1800

-3500

-3250

-3000

-2250

-2750

-1750

-1750

-2000

-4300

-3300

-4800

-3800

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Second expansion project

(Malvinas & Pisco)

REPSOL

Activity

Investment

Information

Malvinas Plant

Pisco Fractionation & topping plant

6th & 7th Compressor In Malvinas

14.7 Mm3/d

(5 Mm3/d Block 57)

35 Kbopd

(10 Kbopd Block 57)

2 x SGT 700

(2 x 35 MPH ISO)

Future capacity

47.6 Mm3/d

Future capacity

120 Kbopd

Delivery 17.0 Mm3/d

(2,130 psi)

Start Up 2nd Half 2012

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

NSAI reserves estimate*

REPSOL

Possible 1.5 Tcf

Probable 3.2 Tcf

Proved 11.1 Tcf

*Reserves estimation study hired by the Peruvian Government

PERU FIELD TRIP 2010

Agenda

REPSOL

Location

Consortium structure

Camisea’s main milestones

Camisea’s fields development

Exploration plan

Second expansion project

NSAI reserves estimates

Summary

PERU FIELD TRIP 2010

Summary

REPSOL

• The Camisea project represented a huge challenge (logistical, technical, environmental, social and commercial) for the Consortium.

• Up until now, the Camisea project investments exceed 2,300 MUS$.

• Camisea’s second expansion will be completed in 2012, capex estimation will exceed 500 MUS$.

• Camisea’s exploration plan and related additional activities will add up a capex of approximately 400 MUS$.

REPSOL

Peru Field Trip September 2010

Camisea

Mario De La Hoz

Manager, Non-Operated Assets

Peru E&P BU

PERU FIELD TRIP 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director